06051267

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38665

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blount Parrish + Roton, Inc.
Blount Parrish & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Court Square
(No. and Street)

Montgomery (City) AL (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane B. Cash (334) 264-8410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name – *if individual, state last, first, middle name*)

1761 Taliaferro Trail (Address) Montgomery (City) AL (State) 36117 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 6 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Blount, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blount Parrish & Company, Incorporated, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

William B. Blount
Signature

Chairman
Title

Amanda Wright Bailey
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in XXXXXXX XXXXXXX Stockholders' Equity.
- [x] (e) Statement of XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent auditors' report on internal control structure required by rule 17a-5.

TABLE OF CONTENTS

Wolf & Taunton, P.C.
Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
STEPHANIE C. SMITH, C.P.A.

P.O. BOX 241485
MONTGOMERY, ALABAMA
36124-1485

1761 TALIAFERRO TRAIL
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

INDEPENDENT AUDITORS' REPORT

Board of Directors
Blount Parrish & Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of Blount Parrish & Company, Incorporated (an Alabama S Corporation) as of December 31, 2005, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blount Parrish & Company, Incorporated as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Taunton, P.C.

January 25, 2006

BLOUNT PARRISH & COMPANY, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and equivalents	$	144,336
Cash surrender value of life insurance		27,222
Accounts receivable		192,948
Securities owned		10,554
Loans - stockholders		835,029
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $269,343		250,394
	$	1,460,483

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	51,241
Stockholders' Equity		
Common stock, $1 par value; 5,000 shares authorized, 4,000 shares issued and outstanding		4,000
Additional paid-in capital		722,848
Retained earnings		682,394
		1,409,242
	$	1,460,483

See accompanying notes and independent auditors' report.

BLOUNT PARRISH & COMPANY, INCORPORATED
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
Year Ended December 31, 2005

REVENUES		
Management fees	$	1,092,334
Trading profit		977,723
Remarketing fees		342,789
Fee income		79,832
Interest income		35,134
		2,527,812
EXPENSES		
Autos		29,080
Advertising		340
Bank charges		1,384
Contributions		40,400
Depreciation		10,328
Dues, fees and subscriptions		10,130
Filing fees		5,676
Financing expenses		36,428
Insurance		44,621
Legal and professional		51,614
Miscellaneous		76,455
Office supplies		29,834
Postage and freight		4,496
Rent and parking		231,314
Repairs and maintenance		23,068
Salaries		1,661,664
Taxes and licenses		55,422
Telephone		40,846
Travel and entertainment		148,106
Utilities		8,627
Wire service		20,400
Realized loss on securities		14,604
		2,544,837
NET INCOME (LOSS)		(17,025)

See accompanying notes and independent auditors' report.

BLOUNT PARRISH & COMPANY, INCORPORATED
STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Continued)
Year Ended December 31, 2005

COMPREHENSIVE INCOME		
Unrealized gain on available for sale securities		7,494
COMPREHENSIVE (INCOME) LOSS	$	(9,531)

See accompanying notes and independent auditors' report.

BLOUNT PARRISH & COMPANY, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES AT BEGINNING OF YEAR	$ 4,000	$ 722,848	$ 691,925	$1,418,773
Comprehensive income (loss)	-	-	(9,531)	(9,531)
BALANCES AT END OF YEAR	$ 4,000	$ 722,848	$ 682,394	$1,409,242

See accompanying notes and independent auditors' report.

BLOUNT PARRISH & COMPANY, INCORPORATED
STATEMENT OF CASH FLOWS
December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Comprehensive income (loss)	$	(9,531)
Adjustments to reconcile comprehensive income (loss) to net cash provided by operating activities:		
Depreciation		10,328
(Increase) decrease in:		
Cash surrender value of life insurance		(1,865)
Accounts receivable		(92,899)
Securities owned		7,210
Loans-stockholders		(11,119)
Increase (decrease) in:		
Accounts payable and accrued expenses		(8,610)
NET CASH USED BY OPERATING ACTIVITIES		(106,486)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash payments for the purchase of property		(14,156)
NET CASH USED BY INVESTING ACTIVITIES		(14,156)
NET DECREASE IN CASH AND EQUIVALENTS		(120,642)
CASH AND EQUIVALENTS, BEGINNING OF YEAR		264,978
CASH AND EQUIVALENTS, END OF YEAR	$	144,336

See accompanying notes and independent auditors' report.